UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-55678

FAH MAI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

1000/196, 199 Liberty Buildings, 3rd Floor,

Sukhumvit 55 Road, Klongton Nua,

Wattana, Bangkok 10110

+66 807 0617

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ X ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ X ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: 137

Pursuant to the requirements of the Securities Exchange Act of 1934, Fah Mai Holdings, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Fah Mai Holdings, Inc.

	By:	/s/ Louis Haseman
Date: September 3, 2020		Louis Haseman
Chief Executive Officer